May 11, 2010

Alcon, Inc.
Bösch 69
P.O. Box 62
Hünenberg, Switzerland

Gary R. Todd
Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, DC  20549

Ladies and Gentlemen:

On behalf of Alcon, Inc., a company incorporated in Switzerland (“Alcon”)(File No. 001-31269), set forth below is Alcon’s response to the comment on the annual report on Form 20-F for the fiscal year ended December 31, 2009 filed by Alcon on March 16, 2010 (the “2009 Form 20-F”) contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated April 30, 2010.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in its entirety in bold and is followed by the response of Alcon.  The page reference below is to the respective document noted in the Staff’s comment.

May 11, 2010

Form 20-F for the fiscal year ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Novartis Transaction, page 57

Staff Comment No. 1

“You disclose that consummation of the Novartis transaction would trigger change in control provisions with respect to certain share-based payment and retirement plans.  Please quantify for us the expected impact of changes and accelerated payments that would occur in the period of effectiveness of the change in control; and, if expected to be material, please tell us how you concluded that you should not supplement the narrative with quantified disclosure of the expected amounts of the charges and accelerated payments.”

Alcon’s Response

As discussed in notes 8, 9, 13 and 16 to the consolidated financial statements, change of control provisions are included in a number of agreements and documents pertaining to the Company and to its compensation plans.  The timing of a change of control would affect the amount of financial impact of charges and accelerated payments. In Item 5, on page 87, we emphasize the acceleration of obligations that would result from a change of control and cross-reference to the aforementioned notes to the consolidated financial statements that provide additional information on the change of control.

Determination of the impact of a change of control on the retirement plans is complex.  In the periods prior to a change of control, the projected benefit obligation increases with continued employee service and compensation increases and varies with changes in discount rates and rates of return on plan assets, both subject to the influences of many external factors.  Given the number of variables impacting the recorded amounts related to the retirement plans in any given reporting period, combined with the inability to project with any precision the specific point in time at which a change of control would occur, management believed that calculation of a range for public disclosure with any level of precision was premature.

However, based upon the number of employees that would vest upon a change of control, management did believe the amounts would be “significant” and has indicated so in note 16 to the consolidated financial statements.  Management was satisfied that indicating that the amounts would be significant would be sufficient for an investor to understand the exposure given the time horizon within which a change of control could occur.

May 11, 2010

Factors affecting the share-based payments include the remaining service period over which awards vest and forfeitures.  As more time passes, the amount to be recognized upon a change of control decreases.  Management estimates that less than $2 million of expense would be accelerated into 2010 from future years.  Depending upon the timing of a change of control, there also may be a shift of expense within 2010 to earlier quarters in the year.

The referenced paragraph in Operating and Financial Review and Prospects also indicates that the consummation of a purchase and sale transaction under the option right is subject to regulatory approvals.  Because these approvals are not in Alcon’s control, the timing of any regulatory approvals could not be projected with any level of precision.  Accordingly, management concluded that the disclosures in the notes to the consolidated financial statements were appropriate under the circumstances.  As the timing within which regulatory approvals may be granted becomes more narrowly defined, management plans to prepare a range of actuarially based estimates for disclosure in future filings, beginning with the second quarter of 2010.

May 11, 2010

Item 18. Financial Statements

Note 3. Supplemental Balance Sheet Information, page F-15

Staff Comment No. 2

“We see that cash and cash equivalents consist of interest bearing deposits and repurchase agreements.  With respect to repurchase agreements, please respond to the following:

•
Describe to us in detail your repurchase agreement transactions, the business purpose of the transactions and your accounting for those transactions.  As you appear to be referring to securities held for short periods of time that you include in cash equivalents, tell us whether these assets represent securities under agreements to resell (i.e., reverse repurchase agreements) and of which you had obtained control or taken possession.

•	Tell us the impact of such transactions on your financial statements as of the dates of each balance sheet presented in your Form 10-K and for the last three fiscal years then ended.

•
For reverse repurchase agreements, describe to us the nature of the assets that you receive as collateral for your advances and explain to us how you evaluate the value and liquidity of the underlying collateral and how you account for the collateral during the arrangement.

•
For repurchase agreements, if any, describe to us the securities you put up as collateral for your borrowings and how you account for the collateral during the arrangement.  Tell us whether you account for any of these arrangements as sales for accounting purposes and if so, cite the accounting guidance that supports that treatment.

•
Provide us the calculations on which you based your conclusion that the disclosures required by Rule 4-08(m)(1) and 4-08(m)(2) of Regulation S-X were not required in your filings or supplementally provide us with the disclosure.”

Alcon’s Response

•
At December 31, 2009, the Company’s cash equivalents, reported in the Company’s annual report on Form 20-F, included $30 million of instruments that were generically termed repurchase agreements in note 3 to the consolidated

May 11, 2010

financial statements.  If more strictly defined, these particular instruments were tri-party fully collateralized reverse repurchase agreements.  They were transacted on December 31, 2009 and matured “overnight” on January, 4, 2010, the next business day.  A financial institution other than the seller held the collateral for the Company’s benefit.

The Company utilized this type of transaction to achieve higher yields on available cash balances, while maintaining liquidity.  These securities mostly were recorded at cost, which approximated fair value, as indicated in note 5 to the consolidated financial statements.

•
No repurchase agreements or reverse repurchase agreements were included in cash equivalents at December 31, 2008 and 2007.  Prior to 2009, no short term investments in these instruments were made with available cash balances.  At any quarter end during 2009, the amount of such instruments never totaled more than $30 million, which is insignificant (1.1%) to the balance of cash equivalents of $2.8 billion reported in our Form 20-F.  Total income from these instruments was less than $0.1 million in 2009, which is also insignificant.

•
The Company received municipal and corporate debt securities as collateral for its advances under the reverse repurchase agreements.  The value and the liquidity of the underlying collateral were required to be between 102% and 110%, depending upon the credit of collateral, of the advanced amount and were evaluated by an independent third-party custodian.  The Company only recorded its advances under the agreements as cash equivalents at the time of entering the transactions and recorded the interest income primarily upon settlement.  No entries were made to record the collateral or changes in collateral value.

•
As indicated above, the term “repurchase agreements” was used in a generic sense to include reverse repurchase agreements.  In future filings, the Company will more clearly describe these investments, if any.

•
At the balance sheet date, there were no repurchase agreements, as strictly defined, and Regulation S-X, Rule 4-08(m)(1) did not apply.  No additional disclosures under Rule 4-08(m)(2) were required in the Company’s annual report on Form 20-F for the reverse repurchase agreements because they did not meet the 10% threshold as specified in the Rule.  The calculation was as follows:

Total reverse repurchase agreements:  $30 million
Divided by
Total assets:  $8,686 million
Equaled:  0.35%.
This is less than the 10% threshold under the Rule.

May 11, 2010

Note 5. Financial Instruments, page F-21

Fair Value by Category, page F-23

Staff Comment No. 3

“Please tell us why you believe it is appropriate to exclude cash equivalents from disclosures provided pursuant to FASB ASC 820-10-50.  In that regard, please tell us whether investment securities included in cash equivalents are considered held to maturity, available for sale or held for trading.”

Alcon’s Response

Cash equivalents were excluded from the disclosures required by FASB ASC 820-10-50.   At each balance sheet date, the Company’s cash equivalents consisted almost entirely of balances from bank and money market accounts with financial institutions reported at their carrying values.  As indicated in note 5, the carrying amounts, due to the short term maturities and liquidity of these accounts, approximate fair value.  As indicated in the previous response, reverse repurchase agreements represented an insignificant portion of cash equivalents.

These balances were considered cash equivalents under FASB ASC 305-10-20 and reported accordingly, rather than financial investments under FASB ASC 320-10-50, and for that reason were not classified as held to maturity, available for sale or held for trading.

May 11, 2010

Note 16.  Pension and Postretirement Benefits, page F-43

Staff Comment No. 4

“Please tell us how you considered guidance from FASB ASC 715-20-50-4 in concluding that it is appropriate to combine the disclosures for your foreign and domestic retirement benefit plans.”

Alcon’s Response

Alcon, Inc. is a Swiss company with a jurisdiction of incorporation in Hünenberg, the canton of Zug, Switzerland.  Our disclosures for retirement benefit plans were combined into one disclosure as “foreign” plans.

In addition, management believed that the approximately 35% for the 13 non-U.S. plans (less than $200 million) of the total projected benefit obligation was not so significant as to require separate disclosures.

May 11, 2010

Staff Comment No. 5

“Under Weighted Average Assumptions as of December 31, please tell us how you applied guidance from FASB ASC 715-20-50-1k.  In that regard, it appears that you should present both (1) the assumptions used to determine the benefit obligation and (2) the assumptions used to determine net benefit cost.”

Alcon’s Response

The Company’s consistent practice has been to employ the same assumptions used to calculate the benefit obligation for the determination of the succeeding year’s net benefit cost.  The weighted average assumptions as of December 31, 2008, which were disclosed, were the same assumptions utilized to determine the 2009 net benefit cost.  The weighted average assumptions as of December 31, 2009 are the assumptions that will be utilized to determine the 2010 net benefit cost.  The weighed average assumptions for 2008 and 2007 net benefit costs have been disclosed in previous annual reports.

Future filings will include separate disclosures of the assumptions for the benefit obligations and for the net benefit costs.

May 11, 2010

Note 18.  Commitments and Contingencies, page F-51

Staff Comment No. 6

“We refer to the paragraph on page F-58 addressing the contingency regarding the expedited return of assets held by Lehman.  Tell us the amount of the assets involved and the potential period of exposure.”

Alcon’s Response

The paragraph described above contains a cross-reference to note 15 of the consolidated financial statements.  On page F-43, note 15 includes the following paragraph (amounts in millions):

“During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008, and in 2009 the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe).”

The amount of the assets was $707 million.  This contingency arose from an administration proceeding in England.  Management cannot predict the end of the exposure period because the proceeding is not within the Company’s control and has not been limited to any period.

May 11, 2010

Item 15.  Controls and Procedures, page 147

Staff Comment No. 7

“We refer to your disclosure in the second paragraph in this section that disclosure controls and procedures provide reasonable assurance that information is “recorded, processed, summarized and reported.”  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).”

Alcon’s Response

In future filings, the Company will add the following sentence to the second paragraph of Item 15:

“Based on this evaluation, the Company's chief executive officer and its chief financial officer concluded that as of the Evaluation Date, the Company's disclosure controls and procedures also were effective to provide reasonable assurance that material information required to be disclosed by the Company in reports it files or submits under the Exchange Act were accumulated and communicated to the Company’s chief executive officer and its chief financial officer, as appropriate to allow timely decisions regarding required disclosure.”

May 11, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Alcon’s responses to the Staff’s comments, please contact Mark Roewe at (817) 551-8731 or Monte Smith at (817) 615-2853 or the undersigned in writing at the Company’s U.S. offices located at 6201 South Freeway, Fort Worth, Texas 76134-2099.

Very truly yours,

/s/ Richard J. Croarkin

Richard J. Croarkin
Senior Vice President, Finance and Chief Financial Officer

BY EDGAR

Copies to:

Mark A Roewe
Monte W. Smith
Elaine Whitbeck, Esq.
Jeanne Bennett

BY FAX